Schering's novel HRT product Angeliq(R) receives first approval in Europe


Berlin, December 17, 2002 - Schering AG, Berlin (FSE: SCH, NYSE: SHR) announced today that Angeliq(R), the new, innovative hormone replacement therapy, has been granted approval by the Medicines Evaluation Board of the Netherlands. Angeliq(R) is a combination preparation containing estradiol and the new progestin drospirenone for the treatment of menopausal symptoms such as hot flushes and vaginal dryness, and the prevention of osteoporosis in women.

Unlike other preparations on the market, it contains the unique progestogen drospirenone, developed by Schering. It is significantly different from other progestins available in hormone replacement therapy. Drospirenone's pharmacological profile mimics the hormone progesterone, one of the hormones naturally occurring in a woman's body. It blocks the effect of aldosterone, the adrenal cortical hormone, which regulates the body's fluid balance. Hence, drospirenone counteracts water retention that estrogen can cause. Angeliq(R) combines the features of estrogen and natural progesterone which decrease during the menopause leading to menopausal symptoms.

"Angeliq(R) is an innovation in hormone replacement therapy. Schering offers an additional choice to women suffering from menopausal symptoms. We now will pursue the registration in all European Union member states", announced Prof. Guenter Stock, Member of the Executive Board of Schering AG, responsible for Research and Development. "Additionally we will continue to discuss with the Food and Drug Administration the registration of Angeliq(R) in the USA."

Schering is planning to launch Angeliq(R) in the Netherlands in the first half of 2003. Based on the approval in the Netherlands, which is the European Reference Member State for the Mutual Recognition Procedure, marketing authorization of Angeliq(R) in the EU is expected within the next year.

Additional information
Angeliq(R) alleviates such typical menopausal symptoms as hot flushes, excessive sweating, vaginal dryness, sleeping difficulties, changes in mood, and the development of osteoporosis. This continuous combined hormone replacement therapy contains drospirenone (2 mg) and estradiol (1 mg) as active ingredients. Each cycle contains 28 tablets, one to be taken every day - without interruption.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr. Friedrich von Heyl, Tel.: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Astrid Forster, Tel.: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Kim Schillace, Tel:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng



Schering Group sells majority in Finnish joint venture to Nycomed Pharma

Berlin, Germany, December 16, 2002; Schering AG, Berlin (FSE: SCHR;
NYSE: SHR) will transfer its majority rights in the Finnish company Oy Leiras Finland Ab to Nycomed Pharma as of December 31, 2002. Nycomed Pharma will own 51 per cent of Oy Leiras Finland Ab while the Schering Group retains 49 per cent of the shares in the company. The Schering Group holds 75.1 per cent of the shares up to today. The transaction is subject to the approval of the anti-trust authorities.

The transaction has no effect on Schering's ownership of either Leiras Oy or Leiras Fine Chemicals Oy. In Finland, the Schering Group comprises Schering Oy, Leiras Oy and MAP Medical Technologies Oy, and two joint ventures: Leiras Fine Chemicals Oy and Oy Leiras Finland Ab.

Oy Leiras Finland Ab was established in November 2001 as a jointly owned company of the Schering Group and Nycomed Pharma. Upon foundation of the company, Nycomed Pharma was granted an option to acquire the majority rights at a later date, earliest in late 2002.

END


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business Communication: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de

Find additional information at: www.schering.de/eng